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                             July 7, 2021

       Thomas Zindrick, J.D.
       President and Chief Executive Officer
       Genelux Corporation
       3030 Bunker Hill Street, Suite 300
       San Diego, CA 92109

                                                        Re: Genelux Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 24,
2021
                                                            CIK No. 0001231457

       Dear Mr. Zindrick:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 24, 2021

       Ovarian Cancer Program, page 114

   1. Please disclose the material assumptions underlying the projections presented in this section.
 Thomas Zindrick, J.D.
FirstName   LastNameThomas Zindrick, J.D.
Genelux Corporation
Comapany
July 7, 2021NameGenelux Corporation
July 7,2 2021 Page 2
Page
FirstName LastName
        You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Laura Crotty at 202-551-7614 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Amy Hallman Rice, Esq.